SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  CD Radio Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    125127100
                                 (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                            Fort Worth, Texas  76102
                                  (817)390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,226,275 shares, which constitutes approximately 19.8% of the 26,452,111 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 26,353,736 shares outstanding.

1.   Name of Reporting Person:

       Prime 66 Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /
                                                             (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                          /  /

6.     Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 5,061,700
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,061,700
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,160,075 (1)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13.  Percent of Class Represented by Amount in Row 11):    19.5% (2)

14.    Type of Reporting Person: PN
- -------------
(1) Includes 98,375 shares obtainable on conversion of the Issuer's 8-3/4% Convertible Subordinated Notes due 2009.
(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 26,452,111.

1.   Name of Reporting Person:

       Composite 66, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /
                                                             (b) / X /
3.     SEC Use Only

4.     Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.     Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     66,200 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:

13.    Percent of Class Represented by Amount in Row (11):   0.3%

14.  Type of Reporting Person: PN
- ----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(C), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 12, 1998 (the "Schedule 13D"), relating to shares of Common Stock, par value $.001 per share (the "Stock"), of CD Radio Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON    SOURCE OF FUNDS     AMOUNT OF FUNDS

Prime               Other (1)           $ 104,040,236.04

Composite           Other (1)           $   1,746,514.41

(1)       Contributions from partners.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     Reporting Persons

     Prime

     Prime is the beneficial owner of 5,061,700 shares of the Stock, which constitutes approximately 19.1% of the 26,452,111 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). Also, pursuant to Rule 13d-3(d)(1)(i), Prime may be deemed to be the beneficial owner of an additional 98,375 shares of the Stock obtainable on conversion of $2,800,000 principal amount of the Issuer's 8-3/4% Convertible Subordinated Notes due 2009 (the "Bonds") held by Prime, which constitutes 0.4% of the 26,452,111 shares of the Stock deemed to be outstanding thereunder.

     Composite

     Pursuant to Rule 13d-3(a), Composite is the beneficial owner of 66,200 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of each of the Reporting Persons, and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,226,275 shares of the Stock, which constitutes approximately 19.8% of the 26,452,111 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,226,275 shares of the Stock, which constitutes approximately 19.8% of the 26,452,111 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In its capacity as one of two general partners of each of the Reporting Persons, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,226,275 shares of the Stock, which constitutes approximately 19.8% of the 26,452,111 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,226,275 shares of the Stock, which constitutes approximately 19.8% of the 26,452,111 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,226,275 shares of the Stock, which constitutes approximately 19.8% of the 26,452,111 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     Reporting Persons

     Prime

     Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

     Composite

     Composite has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

     Acting through its sole shareholder, Hallman, and in its capacity as the general partner of Genpar, Carmel has the shared power to vote or to direct the vote and to dispose or direct the disposition of 5,061,700 shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

     In its capacity as one of two general partners of Prime, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,061,700 shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or direct the disposition of 5,061,700 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or direct the disposition of 5,061,700 shares of the Stock.

     (c)

     On September 29, 1999, Prime purchased $2,800,000 in principal amount of the Issuer's publicly offered 8-3/4% Convertible Subordinated Notes due 2009 for a total purchase price of $2,800,000.

     (d)

     Not applicable.

     (e)

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 -- Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Composite 66, L.P. and Prime 66 Partners, L.P. previously filed.

     Exhibit 99.2 -- Stock Purchase Agreement by and among CD Radio Inc. and Prime 66 Partners, L.P. dated as of October 8, 1998, previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     September 29, 1999


                   PRIME 66 PARTNERS, L.P.

                      By:     P-66, INC.,
                              general partner

                      By: /s/ William P. Hallman,Jr.
                                 William P. Hallman, Jr.,
                                  Vice-President

                      By:     P-66 GENPAR, L.P.,
                              general partner

                      By:     Carmel Land & Cattle Co.,
                                   general partner

                      By: /s/ William P. Hallman, Jr.
                           William P. Hallman, Jr.,
                            Vice-President


                      COMPOSITE 66, L.P.

                      By:     P-66, INC.,
                              general partner

                      By: /s/ William P. Hallman, Jr.
                          William P. Hallman, Jr.,
                          Vice-President


                      By:     P-66 GENPAR, L.P.,
                              general partner

                      By:     Carmel Land & Cattle Co.,
                                   general partner


                      By: /s/ William P. Hallman, Jr.
                          William P. Hallman, Jr.,
                           Vice-President

                                   EXHIBIT INDEX


EXHIBIT             DESCRIPTION

99.1 Joint Filing Agreement and Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Composite 66, L.P. and Prime 66 Partners, L.P. previously filed.

99.2 Stock Purchase Agreement by and among CD Radio Inc. and Prime 66 Partners, L.P. dated October 8, 1998, previously filed.